3/9

05006393

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3236 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT: 3/10/05

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND
COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
17 February 2005

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
ASSETS					
Current Assets					
Cash and cash equivalents	4	9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171
Short-term investments	5	186,207,614	182,800,426	-	-
Trade accounts receivable, net	6	5,761,004,121	5,458,841,499	6,041,576,537	6,181,075,744
Amounts due from related parties	30	444,852	1,364,737	25,606,911	31,260,351
Inventories, net	7	1,037,198,548	1,026,840,782	-	-
Spare part inventories for mobile phone network maintenance, net		244,997,771	352,913,435	221,788,232	333,825,786
Current portion of forward and swap contracts receivable, net	8	-	16,146,813	-	-
Advances to suppliers		56,964,919	409,574,673	56,964,919	408,929,733
Other current assets	9	2,381,737,275	1,810,263,601	2,265,312,827	1,735,842,696
Total Current Assets		19,117,885,572	17,895,587,264	10,146,367,705	10,170,343,481
Non-Current Assets					
Forward and swap contracts receivable, net	8	-	8,073,406	-	-
Investments in subsidiaries, net	10	-	-	27,938,773,776	25,152,408,768
Property, plant and equipment, net	11	11,618,059,107	12,120,174,228	11,360,729,197	11,857,666,955
Other assets					
Assets under concession agreements, net	12	75,657,773,100	78,549,049,497	66,359,237,195	67,803,211,705
Concession rights, net	14	3,960,750,487	4,415,573,526	-	-
Goodwill, net	13	10,170,850,669	11,337,754,668	-	-
Other assets, net	14	642,281,076	622,963,261	523,692,994	489,553,864
Total Non-Current Assets		102,049,714,439	107,053,588,586	106,182,433,162	105,302,841,292
Total Assets		121,167,600,011	124,949,175,850	116,328,800,867	115,473,184,773

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institution	16	-	60,000,000	-	-
Trade accounts payable	15	4,790,178,640	5,714,017,676	4,318,775,123	4,454,106,644
Amounts due to and loans from related parties	30	419,120,707	597,032,309	3,001,486,289	1,154,910,667
Current portion of long-term borrowings	16	97,474,859	4,105,918,317	97,146,774	2,053,729,677
Current portion of long-term debentures, net	16	3,975,850,489	7,973,320,909	3,975,850,489	7,973,320,909
Current portion of concession right payable, accrued concession fee and excise tax	18	7,017,455,653	5,584,446,369	2,121,308,573	2,169,129,798
Other current liabilities	17	11,213,210,833	9,512,260,423	10,036,956,268	8,889,020,859
Total Current Liabilities		27,513,291,181	33,546,996,003	23,551,523,516	26,694,218,554
Non-Current Liabilities					
Long-term borrowings	16	26,004,224	1,114,725,145	25,222,525	117,247,639
Long-term debentures, net	16	25,422,126,223	29,391,460,146	25,422,126,223	29,391,460,146
Concession right payable	18	-	1,225,103,203	-	-
Deposits from customers		13,050,628	14,687,673	-	-
Unearned income		105,960,000	30,000,000	-	-
Total Non-Current Liabilities		25,567,141,075	31,775,976,167	25,447,348,748	29,508,707,785
Total Liabilities		53,080,432,256	65,322,972,170	48,998,872,264	56,202,926,339
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	19	2,945,188,074	2,938,524,890	2,945,188,074	2,938,524,890
Premium on share capital	19	20,470,525,112	20,169,275,161	20,470,525,112	20,169,275,161
Treasury stock	21	(83,129,756)	(83,129,756)	(83,129,756)	(83,129,756)
Advanced receipts for share subscription	19, 34	11,051,130	25,525,832	11,051,130	25,525,832
Retained earnings					
Appropriated - Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		43,483,253,575	35,720,062,307	43,483,253,575	35,720,062,307
Total Parent's Shareholders' Equity		67,326,888,135	59,270,258,434	67,326,888,135	59,270,258,434
Fair value reserve of available-for-sale securities		14,267,500	-	-	-
Unrealised gain from dilution of investment		3,040,468	-	3,040,468	-
Minority interests		742,971,652	355,945,246	-	-
Total Shareholders' Equity, net		68,087,167,755	59,626,203,680	67,329,928,603	59,270,258,434
Total Liabilities and Shareholders' Equity		121,167,600,011	124,949,175,850	116,328,800,867	115,473,184,773

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2004 and 2003

	Consolidated (Baht)									
	Issued and paid up share capital (Note 19)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Unappropriated retained earnings	Minority interests	Total
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	-	500,000,000	35,720,062,307	355,945,246	59,626,203,680
Net profit for the year	-	-	-	-	-	-	-	20,258,048,601	-	20,258,048,601
Dividend paid (Note 26)	-	-	-	-	-	-	-	(12,494,857,333)	(29)	(12,494,857,362)
Acquisition of investment in subsidiary, Data Line Thai Co.,Ltd.	-	-	-	-	-	-	-	-	1,725,614	1,725,614
Additional shares (Note 19)	6,663,184	301,249,951	-	(25,525,832)	-	-	-	-	322,550,420	604,937,723
Advanced receipt for share subscription (Note 19, 34)	-	-	-	11,051,130	-	-	-	-	-	11,051,130
Fair value reserve of available-for-sale securities	-	-	-	-	14,267,500	-	-	-	-	14,267,500
Unrealised gain from dilution of investment	-	-	-	-	-	3,040,468	-	-	(3,040,468)	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	65,790,869	65,790,869
Closing balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	14,267,500	3,040,468	500,000,000	43,483,253,575	742,971,652	68,087,167,755
Opening balance 2003	2,935,000,000	20,004,000,000	(70,661,413)	-	-	-	500,000,000	27,601,008,014	271,900,573	51,241,247,174
Net profit for the year	-	-	-	-	-	-	-	18,529,018,503	-	18,529,018,503
Dividend paid	-	-	-	-	-	-	-	(10,409,964,210)	(1,440)	(10,409,965,650)
Additional shares	3,524,890	165,275,161	-	-	-	-	-	-	-	168,800,051
Repurchased shares	-	-	(12,468,343)	-	-	-	-	-	-	(12,468,343)
Advanced receipt for share subscription	-	-	-	25,525,832	-	-	-	-	-	25,525,832
Profit attributable to minorities	-	-	-	-	-	-	-	-	84,046,113	84,046,113
Closing balance 2003	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	-	500,000,000	35,720,062,307	355,945,246	59,626,203,680

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (continued)

For the years ended 31 December 2004 and 2003

	Company (Baht)							
	Issued and paid up share capital (Note 19)	**Premium on share capital**	**Treasury Stock**	**Advanced receipt for share subscription**	**Unrealised gain from dilution of investment**	**Legal reserve**	**Unappropriated retained earnings**	**Total**
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	35,720,062,307	59,270,258,434
Net profit for the year	-	-	-	-	-	-	20,258,048,601	20,258,048,601
Dividend paid (Note 26)	-	-	-	-	-	-	(12,494,857,333)	(12,494,857,333)
Additional shares (Note 19)	6,663,184	301,249,951	-	(25,525,832)	-	-	-	282,387,303
Advanced receipt for share subscription (Note 19, 34)	-	-	-	11,051,130	-	-	-	11,051,130
Unrealised gain from dilution of investment	-	-	-	-	3,040,468	-	-	3,040,468
Ending balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	43,483,253,575	67,329,928,603
Opening balance 2003	2,935,000,000	20,004,000,000	(70,661,413)	-	-	500,000,000	27,601,008,014	50,969,346,601
Net profit for the year	-	-	-	-	-	-	18,529,018,503	18,529,018,503
Dividend paid	-	-	-	-	-	-	(10,409,964,210)	(10,409,964,210)
Additional shares	3,524,890	165,275,161	-	-	-	-	-	168,800,051
Repurchased shares	-	-	(12,468,343)	-	-	-	-	(12,468,343)
Advanced receipt for share subscription	-	-	-	25,525,832	-	-	-	25,525,832
Ending balance 2003	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	35,720,062,307	59,270,258,434

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003	2004	2003
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	29	38,932,081,706	40,378,167,134	32,732,899,019	29,588,907,254
Cash flows from investing activities:					
Net changes in short-term investments		982,811	4,855,517	-	-
Net changes in advances to suppliers		352,609,754	1,120,971,263	351,964,815	1,121,616,203
Proceeds from disposals of property and equipment		17,291,310	12,866,873	5,357,050	4,660,164
Acquisition of subsidiary, net of cash acquired		(472,385)	-	(2,413,469)	-
Cash invested in long-term investments in a subsidiary	10	-	-	(177,449,580)	-
Purchases of property, plant and equipment		(4,406,145,887)	(6,044,651,803)	(4,336,127,385)	(6,003,071,369)
Purchases of assets under concession agreements		(9,071,156,905)	(11,459,715,904)	(8,375,424,166)	(9,720,052,399)
Proceed from repayment of short-term loan to a subsidiary		-	-	-	28,000,000
Dividend received from a subsidiary		-	-	117,599,971	5,759,998,560
Net cash payments for investing activities		(13,106,891,302)	(16,365,674,054)	(12,416,492,764)	(8,808,848,841)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions		-	30,000,000	-	-
Repayments of short-term loans from financial institutions	16	(60,000,000)	-	-	-
Proceeds from short-term loans from a subsidiary		-	-	2,500,000,000	2,000,000,000
Repayments of loans from a subsidiary		-	-	(500,000,000)	(5,500,000,000)
Proceed from long-term borrowings		-	3,943,265,000	-	-
Repayments of long-term borrowings	16	(4,927,448,750)	(5,976,077,747)	(1,920,000,000)	(80,000,000)
Repayments of long-term debentures	16	(8,000,000,000)	(7,000,000,000)	(8,000,000,000)	(7,000,000,000)
Redemption of long-term debentures		-	(50,000,000)	-	(50,000,000)
Repayment of finance lease principal	16	(142,005,330)	(138,326,789)	(134,899,606)	(113,034,709)
Net proceeds from capital increase	19	6,128,421	3,524,890	6,128,421	3,524,890
Net proceeds from share premium	19	276,258,882	165,275,161	276,258,882	165,275,161
Repurchased shares	21	-	(12,468,343)	-	(12,468,343)
Advanced receipts for share subscription	34	11,051,130	25,525,832	11,051,130	25,525,832
Cash receipts from additional share in a subsidiary from minorities		322,550,420	-	-	-
Payments of dividend	26	(12,494,857,333)	(10,409,964,210)	(12,494,857,333)	(10,409,964,210)
Payments of dividend to minorities		(29)	(1,440)	-	-
Net cash payments from financing activities		(25,008,322,589)	(19,419,247,646)	(20,256,318,506)	(20,971,141,379)
Net increase(decrease) in cash and cash equivalents		816,867,815	4,593,245,434	60,087,749	(191,082,966)
Cash and cash equivalents at the beginning of the year		8,636,841,298	4,068,538,843	1,479,409,171	1,695,435,115
Unrealised loss on exchange rate of cash and cash equivalents		(4,378,641)	(24,942,979)	(4,378,641)	(24,942,978)
Cash and cash equivalents at the end of the year		9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2004 and 2003

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	6,187.96	4,044.62	1,030.40	1,066.04
Short-term investments with maturities of three months or less	3,261.37	4,592.22	504.72	413.37
Total cash and cash equivalents	9,449.33	8,636.84	1,535.12	1,479.41

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,931.61	2,340.65	1,880.83	2,197.50
Income tax paid	8,880.15	7,713.81	7,804.30	6,630.80
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,084.62	2,204.78	2,015.57	1,998.90

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 47 are an integral part of these consolidated and company financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public company limited and is incorporated and resident in Thailand. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the "Group".

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Corporation Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1 General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2.2 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.10 for the accounting police on goodwill. Related party transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 10.

2.3 Foreign currencies translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht. Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2 Accounting policies (continued)

2.4 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts, interest rate swap agreements, and interest rate cap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 28.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Other investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

2 Accounting policies (continued)

2.7 Other investments (continued)

Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital.

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less costs of completion and selling expenses. A provision is made for obsolete, slow-moving or defective inventories when necessary.

2.9 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the non-consolidated financial statements by the equity method of accounting. These are undertakings over which the Company has over 50% of the voting rights, and over which the Company exercises control. Provisions are recorded for impairment in value, if any.

Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

2 Accounting policies (continued)

2.10 Intangible assets

Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system . The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations, cost of computer software, expenditures relating to the improvement project of mobile phone service network and license fees from the joint venture agreement between the subsidiary and the concession grantor. The following amortisation methods are used:

- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Cost of computer software is amortised over a period of five years.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2 Accounting policies (continued)

2.11 Property, plant and equipment

Property, plant and equipment are recorded at cost. Property, plant and equipment, except land which is considered to have an indefinite life, are stated in the balance sheet at historical cost less accumulated depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

	Years
Buildings and improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset less any costs of disposal.

Expenditure incurred for addition, renewal or betterment, which results in a substantial increase in an asset's current replacement value, is capitalised. Repair and maintenance costs are recognised as an expense when incurred.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating income.

2.12 Accounting for leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfered all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2 Accounting policies (continued)

2.13 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.14 Treasury stock

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records income tax on the accrual basis. The group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2 Accounting policies (continued)

2.20 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

2.21 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by the Group's shareholders.

2.22 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates business by service or product.

2.23 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.24 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3 Change in accounting estimate

Previously, Digital Phone Company Limited, a subsidiary, amortised the cost of mobile phone networks under concession agreement on a straight-line basis over a period of 10 years not exceeding the remaining concession period, within 15 September 2013.

During the quarter ended 31 March 2004, the subsidiary's management had a plan to replace a portion of the network with new network equipment, and, therefore, reviewed the economic useful life of such network with a net carrying value as at 31 December 2003 of Baht 1,570.61 million, and revised the remaining useful life of such equipment not to exceed 31 December 2005. This change in useful life increased the amortisation charge for the year ended 31 December 2004 by Baht 531.70 million. The subsidiary's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

4 Cash and cash equivalents

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Cash on hand	47.96	19.70	47.44	18.36
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	8,896.65	8,203.77	982.96	1,047.68
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	504.72	413.37	504.72	413.37
Cash and cash equivalents	9,449.33	8,636.84	1,535.12	1,479.41

The interest rates of deposits held at call with banks were between 0.25% and 2.30% per annum (2003: 0.25% - 1.19% per annum).

Other currency deposits mainly represent 12.94 million US Dollars deposits (2003: 10.34 million US Dollars) on a consolidated basis and 12.94 million US Dollars deposits (2003: 10.34 million US Dollars) on a company basis. The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

5 Short-term investments

Short-term investments mainly represent marketable securities and fixed deposits. At 31 December 2004, marketable securities represent investment in Shin Corporation's share of 4.39 million shares (2003: 4.39 million shares) at the closing price of Baht 39.75 per share (2003: Baht 38.75 per share). Fixed deposits bear interest at a rate of 0.75% per annum. (2003: 0.50% - 1.25% per annum)

Consolidated fixed deposits amounting to Baht 11.16 million (2003: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

6 Trade accounts receivable, net

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	**Million Baht**	**Million Baht**	**Million Baht**
Trade accounts receivable:				
Third parties	4,052.35	3,989.24	2,303.94	2,199.93
Related parties (Note 30)	129.71	54.15	2,250.67	2,655.17
Accrued income	2,538.47	2,549.52	2,316.30	2,304.58
Gross trade accounts receivable	6,720.53	6,592.91	6,870.91	7,159.68
Less allowance for doubtful accounts of third parties	(959.53)	(1,134.07)	(829.33)	(978.60)
Trade accounts receivable, net	5,761.00	5,458.84	6,041.58	6,181.08

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	2004	**2003**	**2004**	**2003**
	Million Baht	**Million Baht**	**Million Baht**	**Million Baht**
Current - 3 months	6,142.77	6,236.99	4,267.45	4,240.38
Overdue 3 - 6 months	281.17	197.02	250.24	171.06
Overdue 6 - 12 months	124.25	70.36	66.92	65.70
Overdue over 12 months	42.63	34.39	35.63	27.37
Total	6,590.82	6,538.76	4,620.24	4,504.51
Less allowance for doubtful accounts of third parties	(959.53)	(1,134.07)	(829.33)	(978.60)
Trade accounts receivable - third parties, net	5,631.29	5,404.69	3,790.91	3,525.91

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Inventories, net

	Consolidated	
	2004	**2003**
	Million Baht	**Million Baht**
Finished goods	1,090.36	1,038.69
Supplies and spare parts	7.21	13.44
Total inventories	1,097.57	1,052.13
Less allowance for obsolete inventories and diminution in value of inventories	(60.37)	(25.29)
Inventories, net	1,037.20	1,026.84

8 Forward and swap contracts receivable, net

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Contracts receivable	-	821.67	-	-
Contracts payable	-	(797.45)	-	-
	-	24.22	-	-
Less current portion of forward and swap contracts receivable	-	(16.15)	-	-
Long-term forward and swap contracts receivable, net	-	8.07	-	-

9 Other current assets

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Other receivables	466.74	222.35	460.00	222.28
Prepaid expenses	1,719.73	1,532.74	1,671.39	1,501.14
Others	195.27	55.17	133.92	12.42
Other current assets	2,381.74	1,810.26	2,265.31	1,735.84

10 Investments in subsidiaries, net

	Company	
	2004 Million Baht	2003 Million Baht
Opening net book value	25,152.41	26,988.57
Share of net profit of investments - equity method	2,721.06	3,923.84
Acquisition of a subsidiary	2.41	-
Addition	177.45	-
Unrealised gain on dilution from investments	3.04	-
Dividend received from a subsidiary	(117.60)	(5,760.00)
Closing net book value	27,938.77	25,152.41

On 7 June 2004, the Company purchased ordinary shares in Data Line Thai Company Limited ("DLT") from AT Cyber Company Limited ("ATC") of 974,993 shares. Total shares purchased represent 65.00% ownership in DLT, at a price of Baht 2.41 million (Baht 2.48 per share). No goodwill arose on this purchase.

During the year ended 31 December 2004, the Company paid for additional 17.75 million shares in Advanced Datanetwork Communications Company Limited, a subsidiary, totaling Baht 177.50 million. The subsidiary registered the increase in its share capital of Baht 500 million with the Ministry of Commerce on 14 October 2004. The Company had 51.00% ownership in the subsidiary upon the completion of the transaction, reducing from 67.95%.

10 Investments in subsidiaries, net (continued)

Company - 31 December 2004 and 2003

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain from dilution of investment (Million baht)	
							31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Mobile from Advance Co., Ltd. (Formerly "Advanced Wireless Marketing Co., Ltd".)	Currently ceased operations.	Thailand	Shareholder	240	99.99	600.00	8,561.18	8,542.40	283.59	382.40	(117.60)	(5,760.00)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	958	51.00	597.82	(75.28)	(79.85)	525.58	340.52	-	-	3.04	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8.00	16.41	13.59	24.40	21.59	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272	99.99	810.96	(505.02)	(740.47)	305.94	70.49	-	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300.00	3,498.69	1,037.41	26,798.69	24,337.41	-	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15	65.00	2.41	(1.84)	-	0.57	-	-	-	-	-
	Investments in subsidiaries, net					25,319.19	11,494.14	8,773.08	27,938.77	25,152.41	(117.60)	(5,760.00)	3.04	-

11 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2003									
Cost	5.20	470.59	416.16	17,850.13	1,311.72	25.89	174.18	271.68	20,525.55
Less accumulated depreciation	-	(74.24)	(200.98)	(7,122.47)	(922.49)	(10.24)	(74.96)	-	(8,405.38)
Net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17
For the year ended 31 December 2004									
Opening net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17
Additions	-	19.00	138.46	2,672.70	354.53	2.61	37.81	1,195.17	4,420.28
Transfers in/(out), net	-	-	6.93	36.57	-	-	-	(43.50)	-
Reclassification	-	(93.19)	-	93.19	-	-	-	-	-
Disposals, net	(3.41)	(0.72)	(16.77)	(2.36)	(4.01)	(5.11)	(0.78)	-	(33.16)
Write off, net	-	-	-	-	-	(0.92)	-	-	(0.92)
Depreciation charges	-	(39.62)	(83.83)	(4,482.86)	(243.41)	(5.72)	(32.87)	-	(4,888.31)
Closing net book value	1.79	281.82	259.97	9,044.90	496.34	6.51	103.38	1,423.35	11,618.06
At 31 December 2004									
Cost	1.79	371.47	503.42	20,662.91	1,630.19	13.83	209.30	1,423.35	24,816.26
Less accumulated depreciation	-	(89.65)	(243.45)	(11,618.01)	(1,133.85)	(7.32)	(105.92)	-	(13,198.20)
Net book value	1.79	281.82	259.97	9,044.90	496.34	6.51	103.38	1,423.35	11,618.06

Additions include Baht 7.33 million (2003: Baht 12.60 million) and disposals include Baht 1.62 million (2003: Baht 1.18 million) assets leased under finance leases (where the Group is the lessee).

11 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2003							
Cost	365.85	413.00	17,761.87	842.18	166.84	271.68	19,821.42
Less accumulated depreciation	(67.65)	(199.53)	(7,063.60)	(563.17)	(69.81)	-	(7,963.76)
Net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66
For the year ended 31 December 2004							
Opening net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66
Additions	16.12	137.49	2,663.16	286.47	33.65	1,195.17	4,332.06
Transfers in/(out), net	-	6.93	36.57	-	-	(43.50)	-
Reclassification	(93.19)	-	93.19	-	-	-	-
Disposals, net	-	(16.77)	(2.36)	(2.90)	(0.78)	-	(22.81)
Depreciation charges	(33.04)	(83.19)	(4,471.45)	(186.93)	(31.57)	-	(4,806.18)
Closing net book value	188.09	257.93	9,017.38	375.65	98.33	1,423.35	11,360.73
At 31 December 2004							
Cost	264.58	499.28	20,565.11	1,096.17	198.08	1,423.35	24,046.57
Less accumulated depreciation	(76.49)	(241.35)	(11,547.73)	(720.52)	(99.75)	-	(12,685.84)
Net book value	188.09	257.93	9,017.38	375.65	98.33	1,423.35	11,360.73

Additions include Baht 6.29 million (2003: Baht 12.60 million) and disposals include Baht 1.62 million (2003: Baht 1.18 million) assets leased under finance leases (where the Company is the lessee).

11 Property, plant and equipment, net (continued)

As at 31 December 2004 and 2003, leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Cost - capitalised finance leases	530.05	524.33	460.46	455.79
Less accumulated depreciation	(279.18)	(179.43)	(218.05)	(127.25)
Net book value	250.87	344.90	242.41	328.54

Leased assets of Digital Phone Company Limited, a subsidiary, as at 31 December 2004 at a net book value of Baht 7.54 million (2003: Baht 16.36 million) are pledged for the subsidiary's finance lease liabilities of Baht 0.16 million (2003 : Baht 7.23 million) as mentioned in Note 16.

12 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2003			
Cost	125,047.57	1,347.20	126,394.77
Less accumulated amortisation	(43,125.81)	(749.91)	(43,875.72)
allowance for asset impairment	(3.970.00)	-	(3,970.00)
Net book value	77,951.76	597.29	78,549.05
For the year ended 31 December 2004			
Opening net book value	77,951.76	597.29	78,549.05
Additions	8,787.33	157.05	8,944.38
Amortisation charges	(11,740.20)	(95.46)	(11,835.66)
Closing net book value	74,998.89	658.88	75,657.77
At 31 December 2004			
Cost	132,943.24	1,504.25	134,447.49
Less accumulated amortisation	(53,974.35)	(845.37)	(54,819.72)
allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book value	74,998.89	658.88	75,657.77

12 Assets under concession agreements, net (continued)

	Company Cost of mobile phone networks Million Baht
At 31 December 2003	
Cost	110,419.29
Less accumulated amortisation	(38,646.08)
allowance for assets impairment	(3,970.00)
Net book value	67,803.21
For the year ended 31 December 2004	
Opening net book value	67,803.21
Additions	8,402.45
Amortisation charge	(9,846.42)
Closing net book value	66,359.24
At 31 December 2004	
Cost	118,821.75
Less accumulated amortisation	(48,492.51)
allowance for assets impairment	(3,970.00)
Net book value	66,359.24

13 Goodwill, net

	Consolidated Million Baht
At 31 December 2003	
Cost	14,398.91
Less accumulated amortisation	(3,061.16)
Net book value	11,337.75
For the year ended 31 December 2004	
Opening net book value	11,337.75
Amortisation charge	(1,166.90)
Closing net book value	10,170.85
At 31 December 2004	
Cost	14,398.91
Less accumulated amortisation	(4,228.06)
Net book value	10,170.85

14 Other assets, net

	Consolidated (Million Baht)	
	Concession rights	Deferred charges and others
At 31 December 2003		
Cost	6,992.90	930.22
Less accumulated amortisation	(2,577.33)	(307.26)
Net book value	4,415.57	622.96
For the year ended 31 December 2004		
Opening net book value	4,415.57	622.96
Additions	-	160.64
Write-offs, net	-	(0.21)
Reclassification	-	(18.92)
Amortisation charges	(454.82)	(122.19)
Closing net book value	3,960.75	642.28
At 31 December 2004		
Cost	6,992.90	1,003.92
Less accumulated amortisation	(3,032.15)	(361.64)
Net book value	3,960.75	642.28

	Company (Million Baht)		
	Deferred charges	Others	Total
At 31 December 2003			
Cost	446.46	199.38	645.84
Less accumulated amortisation	(156.29)	-	(156.29)
Net book value	290.17	199.38	489.55
For the year ended 31 December 2004			
Opening net book value	290.17	199.38	489.55
Additions	124.07	13.54	137.61
Write-off, net	(0.21)	-	(0.21)
Reclassification	-	(18.92)	(18.92)
Amortisation charges	(84.34)	-	(84.34)
Closing net book value	329.69	194.00	523.69
At 31 December 2004			
Cost	502.52	194.00	696.52
Less accumulated amortisation	(172.83)	-	(172.83)
Net book value	329.69	194.00	523.69

15 Trade accounts payable

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Trade accounts payable				
Third parties	4,732.01	5,670.60	3,553.80	4,175.33
Related parties (Note 30)	58.17	43.42	764.98	278.78
Total trade accounts payable	4,790.18	5,714.02	4,318.78	4,454.11

16 Borrowings

Current and non-current borrowings

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Current				
Short-term loans from financial institutions	-	60.00	-	-
Current portion of long-term borrowings	-	3,964.96	-	1,920.00
Current portion of long-term debentures, net	3,975.85	7,973.32	3,975.85	7,973.32
Current portion of finance lease liabilities	97.48	140.96	97.15	133.73
Total short-term borrowings	4,073.33	12,139.24	4,073.00	10,027.05
Non-current				
Long-term borrowings	-	997.47	-	-
Long-term debentures, net	25,422.13	29,391.46	25,422.13	29,391.46
Finance lease liabilities	26.00	117.25	25.22	117.25
Total long-term borrowings	25,448.13	30,506.18	25,447.35	29,508.71
Total borrowings	29,521.46	42,645.42	29,520.35	39,535.76

Movement of borrowings

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2004		
Opening net book value	42,645.42	39,535.76
Additions	7.33	6.29
Repayments and redemption	(13,164.49)	(10,054.90)
Amortisation of bond issuing cost	33.20	33.20
Closing net book value	29,521.46	29,520.35

Maturity of borrowings

Maturity of long-term borrowings, long-term debentures and finance lease liabilities (including current portion of long-term borrowings, debentures and finance lease liabilities) as at 31 December 2004 are as follows:

	Consolidated		Company	
	Borrowings Million Baht	Finance lease Million Baht	Borrowings Million Baht	Finance lease Million Baht
2005	3,975.85	97.47	3,975.85	97.15
2006	14,230.85	9.52	14,230.85	8.73
2007	6,494.55	5.40	6,494.55	5.40
2008	1,497.23	2.03	1,497.23	2.03
2009	3,199.50	9.06	3,199.50	9.06
	29,397.98	123.48	29,397.98	122.37

16 Borrowings (continued)

Interest rate

The interest rate exposure of the borrowings, before taking into account of interest rate swaps, of the Group and the Company was as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Total borrowings:				
- at fixed rates	25,031.08	37,360.60	25,029.97	35,048.38
- at floating rates	4,490.38	5,284.82	4,490.38	4,487.38
	29,521.46	42,645.42	29,520.35	39,535.76
Weighted average interest rates:				
- short-term loans from financial Institutions	-	2.24%	-	-
- long-term borrowings	-	3.15%	-	3.00%
- long-term debentures	4.94%	4.95%	4.94%	4.95%
- finance lease liabilitics	6.03%	5.50%	6.07%	5.47%

Long-term borrowings

As at 31 December 2004, the Company had no long-term loan from banks denominated in Thai Baht (2003 : Baht 1,920.00 million). The loan as at 31 December 2003 was fully repaid during the year ended 31 December 2004.

Digital Phone Company Limited, a subsidiary, repaid all syndicate loans during the year.

16 Borrowings (continued)

Long-term debentures, net

As at 31 December 2004, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units (Million units)	Amount (Million Baht)	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2004 Million Baht	Balance as at 31 December 2003 Million Baht
23/03/2001	12.0	12,000	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	4,500.00	7,500.00
28/11/2001	5.0	5,000	4.70%	Semi-annual	Entirely redeemed on 28 November 2004	-	5,000.00
28/11/2001	10.0	10,000	5.85%	Quarterly	Entirely redeemed on 28 November 2006	10,000.00	10,000.00
21/03/2002	2.5	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.5	4,500	Average highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty – four month after the issuing date until 21 March 2009	4,500.00	4,500.00
21/03/2002	3.0	3,000	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.0	5,000	3.65%	Semi-annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	5,000.00	5,000.00
					Total debentures	29,450.00	37,450.00
					Less bond issuing cost balance at 31 December	(52.02)	(85.22)
					Total debentures, net	29,397.98	37,364.78

* On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

16 Borrowings (continued)

Financial lease liabilities

As at 31 December 2004, the subsidiary's finance lease liabilities of Baht 0.16 million (2003: Baht 7.23 million) are collateralized by the underlying leased assets as mentioned in Note 11.

Finance lease liabilities – minimum lease payments:

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Not later than 1 year	97.47	140.96	97.15	133.73
Later than 1 year but not later than 5 years	26.00	117.25	25.22	117.25
Total	123.47	258.21	122.37	250.98

17 Other current liabilities

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Income tax payable	4,413.90	3,438.78	3,194.95	3,019.56
Unearned income	4,668.89	4,019.93	5,163.66	4,239.71
Accrued bonus	433.34	345.20	387.13	292.07
Accrued interest expense	249.84	325.77	249.84	308.67
Value added tax payable, net	286.47	287.41	219.94	212.74
Other payables	399.51	415.10	319.21	339.45
Other current liabilities	761.26	680.07	502.23	476.82
Total other current liabilities	11,213.21	9,512.26	10,036.96	8,889.02

18 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC in respect of its acquisition of concession right. Under the term of the agreement, TAC is entitled to terminate the concession right in the event of non -payment. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,621 million. DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material effect on the financial statements.

19 Share capital and premium

Movement of share capital and premium for the years ended 31 December 2004 and 2003 :

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
As at 1 January 2003	2,935.00	2,935.00	20,004.00	22,939.00
Issue of shares	3.52	3.52	165.28	168.80
As at 31 December 2003	2,938.52	2,938.52	20,169.28	23,107.80
Issue of shares	6.67	6.67	301.24	307.91
As at 31 December 2004	2,945.19	2,945.19	20,470.52	23,415.71

During the year ended 31 December 2004, the Company registered the increase in share capital with the Ministry of Commerce for 6.67 million ordinary shares from the exercise of 6.59 million warrants, 0.53 million warrants of which were exercised during the year ended 31 December 2003. The capital increase results in an increase in paid-up share capital and share premium of Baht 6.67 million and Baht 301.24 million, respectively.

As at 31 December 2004 the total authorised number of ordinary shares is 2,945.19 million shares (2003: 2,938.52 million shares) with a par value of Baht 1 per share (2003: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2004			
Beginning balance	1.59	16.83	18.42
Granted	0.91	8.09	9.00
Exercised	(0.66)	(5.65)	(6.31)
Closing balance	1.84	19.27	21.11

19 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Issuance of warrant grant III

At the Annual General Meeting of the Company's shareholders held on 23 April 2004, the shareholders passed a resolution to approve the additional issuance of warrants of 9.00 million units at Baht nil per unit, or equivalent to 0.31% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.79 per unit, which is the weighted average closing price for 30 days prior to 23 April 2004. 0.91 million units and 8.09 million units were approved to be given to the Company's directors and employees/advisors, respectively.

First adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 7 August 2003, the Board passed a resolution to approve the adjustments of exercise prices of warrants grant I and grant II from Baht 48.00 per unit to Baht 47.73 per unit and from Baht 43.38 per unit to Baht 43.14 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1 to 1:1.00559 for both grant I and grant II. The new exercise price and exercise ratio were effective on 20 August 2003 onwards.

Second adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 19 February 2004, the Board passed a resolution to approve the second adjustment of the exercise price of warrants grant I and grant II from Baht 47.73 per unit to Baht 47.40 per unit and from Baht 43.14 per unit to Baht 42.84 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.00559 to 1:1.01261 for both grant I and grant II. The new exercise price and exercise ratio were effective from 31 March 2004 onwards.

Third adjustment to exercise price and exercise ratio of warrant grant I, grant II, and grant III

At the Board of Directors' meeting held on 13 August 2004, the Board passed a resolution to approve the third adjustment of the exercise price of warrants grant I, grant II. and grant III from Baht 47.40 per unit to Baht 47.15 per unit, from Baht 42.84 per unit to Baht 42.63 per unit and from Baht 91.79 per unit to Baht 91.35 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01261 to 1:1.01751 for grant I and grant II and from 1:1 to 1:1.00484 for grant III. The new exercise price and exercise ratio were effective from 25 August 2004 onwards

Grant date	**27/03/2002 (Grant I)**	**30/05/2003 (Grant II)**	**31/05/2004 (Grant III)**
Warrant (Million unit)	14.00	8.47	9.00
Exercise price per unit	48.00	43.38	91.79
Exercise ratio	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)			
- Price	47.73	43.14	-
- Ratio	1:1.00559	1:1.00559	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)			
- Price	47.40	42.84	-
- Ratio	1:1.01261	1:1.01261	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)			
- Price	47.15	42.63	91.35
- Ratio	1:1.01751	1:1.01751	1:1.00484

19 Share capital and premium (continued)

Exercised warrants

During the year ended 31 December 2004, 0.66 million units and 5.65 million units were exercised by the Company's directors and employees, respectively. The exercises of 6.06 million warrants during the year, and of 0.53 million warrants which were exercised during the year ended 31 December 2003, increased paid-up share capital and premium on share capital by Baht 6.67 million and Baht 301.24 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.25 million units or 0.25 million ordinary shares on 6 January 2005. The Company received advanced payment from shareholders for the 0.25 million shares in the amount of Baht 11.05 million in the year ended 31 December 2004 (Notes 34).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reached 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Treasury stock

As at 31 December 2004, the Company had treasury stock of 2.54 million shares at an average price of Baht 32.73 per share or in a total of Baht 83.13 million.

22 Other operating income

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Interest income	155.79	91.09	71.39	56.33
Amortisation of forward contracts discount	1.36	27.74	0.62	2.34
Bad debt recovery	187.78	331.26	157.72	273.92
Marketing support	2.48	15.94	-	-
Unrealised gain on change in value of investment	-	125.77	-	-
Management fee	-	-	112.07	78.40
Others	218.50	191.95	167.44	35.66
Total other operating income	565.91	783.75	509.24	446.65

23 Directors' remuneration

During the year ended 31 December 2004 the remuneration of the directors amounted to Baht 4.80 million (2003: Baht 3.73 million), not exceeding the amount approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

24 Operating profit

The following expenditures, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Depreciation on property, plant and equipment (Note 11)	4,888.31	3,741.24	4,806.18	3,632.38
Amortisation of intangible assets:				
- Assets under concession agreements (Note 12)	11,835.66	10,506.93	9,846.42	8,908.84
- Positive goodwill (Note 13)	1,166.90	1,166.90	-	-
- Deferred charges (Note 14)	122.19	63.34	84.34	37.00
- Concession right (Note 14)	454.82	454.82	-	-
Loss on obsolete spare parts for mobile phone network maintenance	170.34	545.01	173.34	413.85
Loss on write-off of assets under concession agreements	-	891.66	-	-
Loss on write-off deferred charges (Note14)	0.21	165.43	0.21	165.43
Doubtful accounts and bad debts	760.04	2,271.88	685.70	1,858.95
Staff costs	2,626.26	2,149.31	1,978.77	1,606.71
Weighted average number of staff (Persons)	4,930	4,760	3,596	3,354

25 Earnings per share

	Consolidated		Company	
	2004	2003	2004	2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	20,258.05	18,529.02	20,258.05	18,529.02
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,940	2,934	2,940	2,934
Basic earnings per share (Baht)	6.89	6.32	6.89	6.32
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	7	2	7	2
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,947	2,936	2,947	2,936
Diluted earnings per share (Baht)	6.88	6.31	6.88	6.31

26 Dividend paid

At the Annual General Shareholders' meeting on 23 April 2004, it was approved to declare a dividend for 2,938.25 million shares of Baht 2.10 each, totaling Baht 6,170.32 million. Dividends of Baht 6,170.23 million were paid to the shareholders on 20 May 2004. The remaining amount of Baht 0.09 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount. The dividend was determined base on 2003 operation.

At the Board of Directors meeting held on 13 August 2004, it was approved to declare an interim dividend for 2,941.75 million shares of Baht 2.15 each, totaling Baht 6,324.76 million. Dividends of Baht 6,324.63 million were paid to the shareholders on 9 September 2004. The remaining amount of Baht 0.13 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount. The dividend was determined base on the operation of six months ended 30 June 2004.

27 Provident fund

The Group has established a contributory registered provident fund in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries, to be matched by the Group. The Group appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

28 Financial instruments

The principal financial risks faced by the Group are interest rate risk and currency exchange risk. The Group borrows at both fixed and floating rates of interest to finance its operations. Purchases are mainly made in foreign currencies.

The Group, in terms of the approved policy limit of Shin Corporation Public Company Limited, enters into various types of foreign exchange contracts to hedge transaction risk both for short-term and long-term currency exposures. Short-term foreign currency exposures relate to trade imports, short-term foreign borrowings and interest flows on long-term borrowings. Long-term foreign currency exposure relates to long-term foreign borrowings. The currency exchange risks of the Group occurs in various currency combinations, but mostly in United States Dollars and Japanese Yen because the Group involves in transactions in different countries.

The Group's hedging policy is to hedge currency risk, mostly based on the net exposure and the structure of its revenues. The Group focuses more on hedging when the revenues are received in local currency whereas it will do less when the revenues are received in foreign currency as such income can reduce risks from the foreign currency obligations. The management regularly analyses interest rate and currency exposures and re-evaluates forex management strategies. Trading for speculative purposes is prohibited.

Objectives and significant terms and conditions

To manage the risks arising from fluctuations in currency exchange and interest rates, the Group makes use of the following derivative financial instruments:

Interest rate swaps

The Company has entered into interest rate swap contracts to alter the interest rate for long-term debenture that entitle it to obtain interest at fixed rates on the notional principal amount of long-term debenture and under which it is obliged to pay interest at floating rates plus margins on the same amounts. The floating rates are calculated by reference to the average of interest rates on 3-month on the THBFIX page of Reuters.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December 2004 and 2003 were:

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Later than 1 year and not later than 5 years	-	2,000.00	-	2,000.00
	-	2,000.00	-	2,000.00

To better manage interest rate risk, the Company terminated all interest rate swap contracts in January 2004 for the notional principal amounts of Baht 2,000.00 million. On termination, the Company realised a net gain of Baht 45.00 million in January 2004.

28 Financial instruments (continued)

Credit risk

The management are of the opinion that the Company and the Group have no significant concentration of credit risk. Cash and cash equivalents and short-term investments are placed with substantial financial institutions.

Fair values

The carrying amounts of cash and cash equivalents, short-term investment, receivables, related party receivables and payables, accounts payable and short-term borrowings approximate their fair value due to the short maturities of these instruments.

Fair values of traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures (Note 16)	29,450.00	30,438.49	29,450.00	30,438.49

The fair values of the remaining long-term borrowings (excluding obligations under finance leases and long-term debentures) approximate their carrying amounts as at 31 December 2004.

29 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2004 and 2003 :

		Consolidated		Company	
	Notes	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Cash flows from operating activities:					
Net profit		20,258.05	18,529.02	20,258.05	18,529.02
Adjusted by:					
Depreciation	11	4,888.31	3,741.24	4,806.18	3,632.38
Amortisation of assets under concession agreements	12	11,835.66	10,506.93	9,846.42	8,908.84
Amortisation of concession right	14	454.82	454.82	-	-
Loss on write-off assets under concession agreements		-	891.66	-	-
Amortisation of deferred charges	14	122.19	63.34	84.34	37.00
Doubtful accounts and bad debts		760.04	2,271.88	685.70	1,858.95
Loss on obsolete inventories and diminution in value of finished goods		46.29	28.02	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		170.34	545.01	173.34	413.86
Amortisation of forward and swap Premiums		4.24	3.83	4.24	3.83
Loss/(gain) on disposals of property, plant and equipment		13.98	(2.40)	15.74	(0.16)
Loss on write-off deferred charges	14	0.21	165.43	0.21	165.43
Gain on write-off deposits from customers		(69.54)	-	(69.54)	-
Loss on write-off property, plant and equipment		2.81	15.98	1.70	0.69
Unrealised loss/(gain)on changes in value of Investment		9.88	(125.77)	-	-
Unrealised (gain)/loss on foreign exchange rate		(14.21)	19.35	(13.77)	7.02
Realised gain on foreign exchange rate for loans	16	(35.08)	(12.12)	-	-
Realised unearned income		(4.04)	-	-	-
Amortisation of goodwill	13	1,166.90	1,166.90	-	-
Amortisation of bond issuing cost	16	33.20	37.52	33.20	37.52
Share of net profit in subsidiaries	10	-	-	(2,721.06)	(3,923.84)
Share of net profit from subsidiaries to minority interests		65.79	84.04	-	-
Net profit before changes in operating assets and liabilities		39,709.84	38,384.68	33,104.75	29,670.54

29 Cash flows from operating activities (continued)

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Net profit before changes in operating assets and liabilities	39,709.84	38,384.68	33,104.75	29,670.54
Changes in operating assets and liabilities				
- Trade accounts receivable	(1,088.31)	(486.21)	(572.41)	(253.68)
- Amounts due from related parties	0.91	3.08	5.65	90.00
- Forward and swap contracts receivable	24.22	(23.22)	-	0.42
- Inventories	(56.65)	906.35	-	-
- Spare part inventories for mobile network maintenance	(62.43)	(137.04)	(61.29)	(139.30)
- Other current assets	(574.33)	938.00	(534.33)	185.10
- Other assets	(161.00)	(66.08)	(137.61)	(63.92)
- Trade accounts payable	(740.06)	(694.67)	(88.72)	(864.60)
- Amounts due to related parties	(177.91)	158.69	(153.42)	103.10
- Concession right payable, accrued concession fee and excise tax	207.91	(337.46)	(47.82)	(771.55)
- Deposits from customers	(7.61)	(31.86)	(8.02)	(22.23)
- Other current liabilities	1,777.50	1,733.91	1,226.12	1,655.03
- Unearned income	80.00	30.00	-	-
Cash flows from operating activities	38,932.08	40,378.17	32,732.90	29,588.91

30 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.90% (2003 : 43.06%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.28% (2003: 19.35%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the year the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rates are not available.

30 Related party transactions (continued)

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Service income				
Subsidiaries	-	-	342.94	390.87
Shin Corporation and its related parties	98.50	96.85	27.36	27.56
Related party of SingTel Strategic Investments Pte Ltd.	377.44	155.79	377.44	155.79
Total service income	475.94	252.64	747.74	574.22
Sales of prepaid cards				
Subsidiary	-	-	47,997.66	37,801.33
Interest income				
Subsidiary	-	-	-	0.11
Other income				
Subsidiary	-	-	112.07	78.40
Shin Corporation and its related parties	1.37	3.86	0.76	3.86
Related party of SingTel Strategic Investments Pte Ltd.	1.79	-	1.79	-
Total other income	3.16	3.86	114.62	82.26

b) Purchases of services

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	3,655.00	3,171.75
Shin Corporation and its related parties	898.11	799.23	830.48	761.58
Related parties of SingTel Strategic Investments Pte Ltd.	172.79	28.16	172.79	28.16
Total rental and other service expenses	1,070.90	827.39	4,658.27	3,961.49
Advertising expense – net*				
Shin Corporation and its related parties (Advertising expense – gross** - Consolidated 2004 : 2,324.98 Million Baht 2003 : 2,029.66 Million Baht - Company 2004 : 2,152.23 Million Baht 2003 : 1,913.73 Million Baht)	772.31	685.32	725.98	658.09
Total advertising expenses	772.31	685.32	725.98	658.09

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

Promotion expense				
Subsidiaries	-	-	79.61	54.69

30 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Consulting and management fees				
Shin Corporation and its related parties	224.12	293.11	220.54	256.81
Interest expense				
Subsidiary	-	-	8.33	34.91
Major shareholder of Shin Corporation	0.53	0.54	0.53	0.54
Directors of related parties	2.16	1.76	2.16	1.76
Total interest expense	2.69	2.30	11.02	37.21

c) Dividend paid

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Dividend paid				
Shin Corporation and its related parties	5,370.78	4,486.18	5,370.78	4,486.18
Related party of SingTel Strategic Investment Pte Ltd.	2,414.00	2,016.40	2,414.00	2,016.40
Total dividend paid	7,784.78	6,502.58	7,784.78	6,502.58

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Subsidiaries	-	-	-	28.44
Related parties of Shin Corporation	1.13	147.63	1.13	147.63
	1.13	147.63	1.13	176.07

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2004 Million Baht	2003 Million Baht	2004 Million Baht	2003 Million Baht
Short-term investments				
Shin Corporation (Note 5)	174.50	170.11	-	-
Trade accounts receivable				
Subsidiaries	-	-	2,132.74	2,608.31
Shin Corporation and its related parties	16.61	10.05	4.83	2.76
Related party of SingTel Strategic Investments Pte Ltd.	113.10	44.10	113.10	44.10
Total trade accounts receivable	129.71	54.15	2,250.67	2,655.17
Amounts due from related parties				
Subsidiaries	-	-	25.79	31.43
Shin Corporation and its related parties	0.44	1.36	(0.18)	(0.17)
Total amounts due from related parties	0.44	1.36	25.61	31.26

30 Related party transactions (continued)

e) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Subsidiaries	-	-	710.60	238.03
Shin Corporation and its related parties	33.03	36.15	29.24	33.48
Related party of SingTel Strategic Investments Pte Ltd.	25.14	7.27	25.14	7.27
Total trade accounts payable	58.17	43.42	764.98	278.78
Amounts due to related parties				
Subsidiaries	-	-	99.45	69.10
Shin Corporation and its related parties	413.34	587.22	396.26	576.00
Related party of SingTel Strategic Investments Pte Ltd.	5.78	9.81	5.78	9.81
Total amounts due to related parties	419.12	597.03	501.49	654.91
Short-term loans from related parties				
Subsidiary	-	-	2,500.00	500.00

As at 31 December 2004, short-term loan from a subsidiary represents a promissory note, bearing interest at the rate of 3.25% per annum (2003: 3.25% per annum). Repayment term is at call (2003: paid during the quarter ended 31 March 2004).

	Consolidated		Company	
	2004	2003	2004	2003
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10.00	10.00	10.00	10.00
Directors of the Company and its related parties	37.00	32.00	37.00	32.00
Total long-term debentures	47.00	42.00	47.00	42.00

f) **Commitments with related parties**

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 11 years with options to renew. At 31 December 2004, the Group is committed to pay for rental and related services in respect of agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	629.85	615.20
- within 2 to 5 years	533.28	525.04
- over 5 years	306.80	306.80

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.60 million per month (2003: Baht 5.64 million per month).

30 Related party transactions (continued)

f) Commitments with related parties (continued)

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16.71 million per month, and plus the rate per event as prescribed in the agreements (2003 : Baht 15.76 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (2003 : Baht 1.51 million per month).

g) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.70	1:1.00540
30/05/2003 (Grant II)	15.59	13.67	1:1	13.60	1:1.00540
31/05/2004 (Grant III)	8.82	36.41	1:1	36.21	1:1.00540

Movement in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2004	
Opening balance	29.27
Granted	8.82
Exercised	(7.11)
Closing balance	30.98

During the year ended 31 December 2004, the Company's directors exercised 7.11 million units of warrants to acquire 7.11 million ordinary shares of SHIN.

30 Related party transactions (continued)

h) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the year ended 31 December 2004	
Beginning balance	3.89
Granted	0.81
Exercised	(1.67)
Closing balance	3.03

1.67 million units were exercised during the year ended 31 December 2004. The subsidiary paid for the exercised rights in the total amount of Baht 0.23 million.

31 Commitments with third parties

Capital expenditure commitment

As at 31 December 2004, the Group and the Company have commitments in respect of the construction and installation of mobile phone networks, which have not been completed, purchases of property and equipment, and service agreements for maintenance as follows:

	Consolidated Million	Company Million
Assets under concession agreements		
Thai Baht	4,096.15	3,984.17
US Dollars	100.77	98.86
Japanese Yen	1,828.95	1,828.95
Euro	5.77	5.72
Pound Sterling	0.28	0.28
Property and equipment		
Thai Baht	116.15	116.15
US Dollars	23.22	23.22
Service maintenance agreements		
Thai Baht	1,007.03	1,007.03
US Dollars	8.34	8.34
Japanese Yen	0.18	0.18
Euro	0.01	0.01
Pound Sterling	116.83	116.83

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 27.12 million (2003 : Baht 89.41 million) on a consolidated basis and Baht Nil million (2003 : Baht Nil) on a company basis.

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 31 December 2004 the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	589.97	505.08
	- within 2 to 5 years	637.46	565.63
	- over 5 years	0.65	0.65

32 Contingencies

As at 31 December 2004, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,484.44 million (2003: Baht 1,365.72 million) on a consolidated basis and Baht 1,129.84 million (2003 : Baht 1,056.82 million) on a company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which were outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);
- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;
- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

33 Financial information by segment

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, and call center service
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

Financial information by business segment for the years ended 31 December 2004 and 2003 are shown as follows:

	Consolidated			
	2004			
	Mobile phone and call center services Million Baht	**Mobile phone sales Million Baht**	**Datanet service Million Baht**	**Group Million Baht**
Revenue from services and equipment rentals	83,825.57	91.95	477.42	84,394.94
Sales	-	12,032.32	10.23	12,042.55
Other operating income	383.21	26.78	0.13	410.12
Total revenues	84,208.78	12,151.05	487.78	96,847.61
Operating expenses				
Cost of sales and services and equipment rentals	(42,076.04)	(10,644.76)	(274.50)	(52,995.30)
Selling and administrative expenses	(10,538.48)	(355.47)	(138.06)	(11,032.01)
Operating profit	31,594.26	1,150.82	75.22	32,820.30
Finance cost				
Net gain on exchange				77.87
Interest income				155.79
Interest expenses				(2,128.64)
Income before tax				30,925.32
Income tax				(10,601.48)
Profit before minority interests				20,323.84
Share of net gain in subsidiaries to minority interests				65.79
Net profit				20,258.05
Consolidated total assets	119,774.38	-	1,393.22	121,167.60
Consolidated total liabilities	52,779.45	-	300.98	53,080.43
Depreciation charge	4,874.96	-	13.35	4,888.31
Amortisation charge	13,509.28	-	107.74	13,617.02

33 Financial information by segment (continued)

	Consolidated			
	2003			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	73,383.42	127.01	391.51	73,901.94
Sales	-	15,735.14	6.61	15,741.75
Other operating income	686.67	5.82	0.17	692.66
Total revenues	74,070.09	15,867.97	398.29	90,336.35
Operating expenses				
Cost of sales and services and equipment rentals	(36,719.90)	(12,471.36)	(227.30)	(49,418.56)
Selling and administrative expenses	(10,852.63)	(471.25)	(108.66)	(11,432.54)
Impairment loss on asset	(891.66)	-	-	(891.66)
Operating profit	25,605.90	2,925.36	62.33	28,593.59
Finance cost				
Net gain on exchange				36.00
Interest income				91.09
Interest expenses				(2,579.07)
Income before tax				26,141.61
Income tax				(7,528.56)
Profit before minority interests				18,613.05
Share of net gain in subsidiaries to minority interests				84.04
Net profit				18,529.01
Consolidated total assets	124,127.56	-	821.62	124,949.18
Consolidated total liabilities	65,052.59	-	270.38	65,322.97
Depreciation charge	3,732.31	-	8.93	3,741.24
Amortisation charge	12,138.28	-	95.07	12,233.35

34 Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 19, during the year ended 31 December, the Company's warrants of 0.06 million units and 0.19 million units were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 6 January 2005.

In January 2005, a total of 0.38 million units, being 0.06 million units and 0.32 million units of the Company's warrants were exercised at Baht 47.15 each and Baht 42.63 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 February 2005.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,945.19 million to Baht 2,945.82 million, and from Baht 20,470.52 million to Baht 20,497.50 million, respectively.

Proposed the allocation of warrants granted to directors and employees (Grant IV)

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution proposing additional issuance of warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is the weighted average closing price for 30 days prior to the shareholders meeting on 30 March 2005. 1.39 million units and 8.40 million units were proposed to be given to the Company's directors and employees, respectively. However, this proposed warrants must be approved by the shareholders at their meeting.

Proposed dividend payment of the Company

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution proposing to the annual general meeting of shareholders the payment of dividends for the year 2004, at the rate of Baht 4.75 per share, Baht 2.15 each of which was paid as an interim dividend on 9 September 2004. However, the proposed dividends must be approved by the shareholders at their meeting.